

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2019

David Wagner
Chief Executive Officer
ZIX CORPORATION
2711 North Haskell Avenue
Suite 2200, LB 36
Dallas, TX 75204

> **Re: ZIX CORPORATION**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 29, 2019**
> **File no. 000-17995**

Dear Mr. Wagner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services